Exhibit 8.1
SUBSIDIARIES OF CANADA GOOSE HOLDINGS, INC.

Entity	Jurisdiction

Canada Goose Inc.	Ontario
Canada Goose Trading Inc.	Ontario
Canada Goose International Holdings Limited	United Kingdom
Canada Goose US, Inc.	Delaware
Canada Goose Europe AB	Switzerland
Canada Goose International AG	Zug (Switzerland)
Canada Goose Services Limited	United Kingdom
Canada Goose UK Retail Limited	United Kingdom